Press Release

GreenPower Reports Revenue of $8.5 million and Net Income of
$4.2 million for Third Quarter

Vancouver, Canada, February 12, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" and the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today reported revenue of $8.5 million and net income of $4.2 million as a part of its financial results for the period ended December 31, 2025.

"Despite significant headwinds in the EV sector in general, GreenPower has made substantial strides with its transition from building EVs on spec., to a production strategy driven by building EVs to customer orders." said Fraser Atkinson, GreenPower Chairman and CEO. "This transition has required recapitalization of the Company, retooling our manufacturing, managing inventory, and obtaining sources of production funding."

"GreenPower is very excited about the excellent progress in the deployment of all-electric, purpose-built school buses during the last quarter in New Mexico; Continuing to perform on the state sponsored, two-year, zero emissions school bus pilot project." said Brendan Riley, President of GreenPower. "This project uses the compelling West Virginia pilot project as its model but is focussed on the specific needs of New Mexico school districts where there will be challenges on deploying in both city and rural settings, challenges with charging infrastructure and operating the school buses in extreme cold weather at high elevations."

Third Quarter 2026 Highlights

  Generated revenues of $8.5 million in the third quarter of the 2026 fiscal year compared to $7.2 million for the third quarter in the previous year. Revenue was generated from the sale of vehicles, parts, leases and deferred income.  Gross profit on the sale of vehicles was approximately 28%.
  Total sales, general and administrative costs of $2.4 million in the third quarter compared to $5.2 million for the third quarter in the previous year representing a significant reduction in the Company's recurring expenses.  Excluding non-cash items, the sales, general and administrative costs in the current quarter were less than $2 million.
  Working capital of more than $5 million and increased cash from the beginning of the fiscal year.
  During the quarter the Company undertook the management of the New Mexico All-Electric, Purpose-Built, Zero-Emission School Bus Pilot Program. The contract with the state of New Mexico provides funding of more than $5 million for the deployment of GreenPower's all-electric Type A Nano BEAST, Type A Nano BEAST Access, Type D BEAST and Type D Mega BEAST school buses, charging infrastructure and management of a pilot project in the state.
  During the quarter the Company raised gross proceeds of $1,120,050 from the issuance of Series A convertible preferred shares (the "Series A shares") with a stated value of $1,179,000. The initial tranche was comprised of 754 Series A shares issued pursuant to an effective shelf registration statement and 425 Series A Shares issued in a concurrent private placement. The Company and investor agreed that a follow-on tranche of 926 Series A Shares with a stated value of $926,000 and purchase price of $879,700 will be issued at a later date. The institutional investor has the right to acquire and the Company has the right to issue additional Series A Shares in tranches of up to $2 million, subject to certain terms and conditions, to a total of up to US$16 million

Subsequent to the end of the quarter GreenPower completed several transactions to recapitalize the Company.  The Company closed on two term loans for a total of $5 million, closed on the new banking relationship with CIBC including a line of credit and Term Loan, paid out the existing bank line of credit, exchanged $7 million of related party loans for convertible debentures and exchanged $3 million of related party loans for Series B Convertible Preferred Shares.

For additional information on the results of operations for the period ended December 31, 2025 with the financial statements and related reports posted on GreenPower's website as well as on SEDAR Plus or on EDGAR.

For further information contact

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

All amounts in U.S. dollars. ©2026 GreenPower Motor Company Inc. All rights reserved.